United States securities and exchange commission logo





                               October 5, 2022

       Andrew Lane
       Chairman, CEO
       Universal Systems, Inc.
       30 N. Gould Street, Suite N
       Sheridan, WY 82801

                                                        Re: Universal Systems,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 12,
2022
                                                            File No. 024-11969

       Dear Andrew Lane:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed September 12,
2022

       General

   1. We note that in response to comment 1 you have revised your disclosure to remove references to investing
and now state that you intend to engage in film development and production, and may
create joint ventures to further the potential of revenues through acquisitions and
partnerships. However, we note press releases issued by the company indicating that it is
currently involved in, or has entered into agreements related to, various projects. The press
releases suggest that the company is actively involved in production and film development
through a platform known as SeeMyNFT, the launch of an event ticketing system,
posting articles on a site known as TheDailyCrypto.io, consulting with metaverse technology
companies, co-production of a feature film called "Man in the
 Andrew Lane
Universal Systems, Inc.
October 5, 2022
Page 2
      White Van," and allowing clients to mint and place NFTs on a proprietary marketplace. Please revise your Form 1-A to provide a materially complete description of
      the current status of your business and describe the principal products and services you offer, as well as a description of all ongoing or contemplated material projects. Please describe your precise role in such projects, how you are or plan to generate revenue from such projects, your material obligations, and material investments you have made or will be required to make to support such projects. Please also explain what it means that you are developing a "library of assets that provides a 15-20 year stream of royalties," as stated in your press releases. Please file any material contracts related to such projects or joint ventures as exhibits to the Form 1-A.
       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                             Sincerely,
FirstName LastNameAndrew Lane
                                                             Division of
Corporation Finance
Comapany NameUniversal Systems, Inc.
                                                             Office of Trade &
Services
October 5, 2022 Page 2
cc:       Steve Mills
FirstName LastName